UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III


02019819

| SEC FILE NUMBER |
|---|
| 35386 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hibernia Investments, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

313 Carondelet Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cathy Holmes (504) 533-3229
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

4200 One Shell Square, 701 Poydras Street, New Orleans, LA 70130
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ronald J. DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hibernia Investments, L.L.C., as of February 27, 200, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

ROBERT WESLEY CLARK
NOTARY PUBLIC
AND ATTORNEY
LOUISIANA
MY COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Hibernia Investments, L.L.C.

## Financial Statements and Supplementary Information

Years ended December 31, 2001, 2000 and 1999

## Contents

ERNST & YOUNG

Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans
Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

# Report of Independent Auditors

The Member and Board of Directors
Hibernia Investments, L.L.C.

We have audited the accompanying statements of financial condition of Hibernia Investments, L.L.C. (a wholly owned subsidiary of Hibernia National Bank) as of December 31, 2001 and 2000, and the related statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibernia Investments, L.L.C. at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit of the 2001 financial statements was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 financial statements taken as a whole.

Ernst + Young LLP

February 22, 2002

# Hibernia Investments, L.L.C.

## Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Assets** | | |
| Cash on deposit with Hibernia National Bank | **$ 10,016** | $ 12,739 |
| Investment in money market mutual fund, at cost which approximates market value | **3,001,342** | 2,555,183 |
| Due from customers and brokers and dealers for unsettled transactions | **11,304** | 17,946 |
| Commissions receivable from clearing broker and others | **478,207** | 811,769 |
| Deposit with clearing broker | **100,000** | 100,000 |
| Premises, furniture and equipment | **623,345** | 529,975 |
| Due from Hibernia National Bank | **3,244** | - |
| Other assets | **-** | 63,720 |
| | **$ 4,227,458** | $ 4,091,332 |
| **Liabilities and Equity** | | |
| Liabilities: | | |
| Payable to brokers and dealers for unsettled transactions | **$ 11,304** | $ 17,946 |
| Due to Hibernia National Bank | **-** | 28 |
| Commissions payable to brokers and dealers | **340,416** | 332,967 |
| Other liabilities | **61,962** | 155,912 |
| | **413,682** | 506,853 |
| Equity: | | |
| Member's equity | **3,813,776** | 3,584,479 |
| | **$ 4,227,458** | $ 4,091,332 |

*See accompanying notes.*

# Hibernia Investments, L.L.C.

## Statements of Income

| | Year ended December 31 | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| Income: | | | |
| Commissions | **$ 15,728,306** | $ 20,816,418 | $ 16,919,103 |
| Interest and dividends | **162,966** | 290,864 | 193,908 |
| | **15,891,272** | 21,107,282 | 17,113,011 |
| Expenses: | | | |
| Salaries and benefits | **9,476,411** | 10,445,356 | 7,957,564 |
| Commissions paid to clearing broker | **882,434** | 1,364,122 | 1,310,409 |
| Clearing broker and other operating charges | **2,508,883** | 1,462,225 | 1,722,065 |
| Occupancy | **617,746** | 623,856 | 613,445 |
| Equipment | **231,833** | 218,160 | 183,762 |
| | **13,717,307** | 14,113,719 | 11,787,245 |
| Income before federal and state income tax expense | **2,173,965** | 6,993,563 | 5,325,766 |
| Income tax expense | **44,668** | - | 2,003,609 |
| Net income | **$ 2,129,297** | $ 6,993,563 | $ 3,322,157 |

*See accompanying notes.*

## Hibernia Investments, L.L.C.

## Statements of Changes in Equity

| | Shareholder's Equity | | | | |
|---|---|---|---|---|---|
| | Common Stock | Surplus | Retained Earnings | Member's Equity | Total |
| Balances at December 31, 1998 | $ 20,000 | $ 246,690 | $ 2,108,472 | - | $ 2,375,162 |
| Net income for 1999 | - | - | 3,322,157 | - | 3,322,157 |
| Deferred tax assets transferred from Hibernia National Bank | - | 93,497 | - | - | 93,497 |
| Dividends | - | - | (3,100,000) | - | (3,100,000) |
| Contribution for purchase of member interest | - | - | - | 100 | 100 |
| Merger of Hibernia Investment Securities, Inc. into Hibernia Investments, L.L.C. | (20,000) | (340,187) | (2,330,629) | 2,690,816 | - |
| Balances at December 31, 1999 | - | - | - | 2,690,916 | 2,690,916 |
| Net income for 2000 | - | - | - | 6,993,563 | 6,993,563 |
| Dividends | - | - | - | (6,100,000) | (6,100,000) |
| Balances at December 31, 2000 | - | - | - | 3,584,479 | 3,584,479 |
| Net income for 2001 | - | - | - | 2,129,297 | 2,129,297 |
| Dividends | - | - | - | (1,900,000) | (1,900,000) |
| **Balances at December 31, 2001** | **$ -** | **$ -** | **$ -** | **$ 3,813,776** | **$ 3,813,776** |

*See accompanying notes .*

## Hibernia Investments, L.L.C.

## Statements of Cash Flows

| | Year ended December 31 | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| **Operating activities** | | | |
| Net income | **$ 2,129,297** | $ 6,993,563 | $ 3,322,157 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Utilization of deferred tax assets | **-** | - | 93,497 |
| Depreciation and amortization expense | **184,851** | 170,897 | 149,991 |
| Decrease in commissions receivable from clearing broker and others | **333,562** | 57,259 | 229,238 |
| Decrease (increase) in other assets | **67,118** | (4,732) | 254,102 |
| Decrease in liabilities | **(93,171)** | (582,966) | (1,859,388) |
| Net cash provided by operating activities | **2,621,657** | 6,634,021 | 2,189,597 |
| **Investing activities** | | | |
| Purchase of shares in money market mutual fund | **(16,183,529)** | (20,293,237) | (15,189,843) |
| Redemption of shares in money market mutual fund | **15,737,370** | 20,039,179 | 14,048,691 |
| Purchases of premises, furniture and equipment | **(278,221)** | (269,957) | (218,125) |
| Net cash used in investing activities | **(724,380)** | (524,015) | (1,359,277) |
| **Financing activities** | | | |
| Dividends paid | **(1,900,000)** | (6,100,000) | (3,100,000) |
| Contribution for purchase of member interest | **-** | - | 100 |
| Net cash used in financing activities | **(1,900,000)** | (6,100,000) | (3,099,900) |
| Increase (decrease) in cash | **(2,723)** | 10,006 | (2,269,580) |
| Cash at beginning of year | **12,739** | 2,733 | 2,272,313 |
| Cash at end of year | **$ 10,016** | $ 12,739 | $ 2,733 |
| **Supplemental disclosures** | | | |
| Non-cash financing activities: | | | |
| Deferred tax assets transferred from Hibernia National Bank | $ - | $ - | $ 93,497 |

*See accompanying notes.*

# Hibernia Investments, L.L.C.

## Notes to Financial Statements

## December 31, 2001, 2000 and 1999

### 1. Organization and Significant Accounting Policies

#### Organization

Hibernia Investments, L.L.C. (the Company) is a wholly owned subsidiary of Hibernia National Bank (the Bank). The Bank is a wholly owned subsidiary of Hibernia Corporation (the Parent). The Company's principal business is to provide brokerage services to customers primarily throughout Louisiana and East Texas. The Company is registered with the Securities and Exchange Commission as a broker dealer.

The Company was incorporated as Hibernia Investment Securities, Inc. (HISI) on December 26, 1985 and commenced operations on August 1, 1986. In December 1999, Hibernia Investments, L.L.C., a Louisiana limited liability company, was formed through a purchase of a member interest by the Bank. Effective December 31, 1999, HISI was merged into Hibernia Investments, L.L.C. The merger was solely a conversion of the legal identity of the Company with no effect on assets, liabilities or operations.

#### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

#### Premises, Furniture and Equipment

Premises, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 10 to 20 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

## 1. Organization and Significant Accounting Policies (continued)

### Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

### Income Taxes

The Company is included in the Parent's consolidated federal income tax return. In 1999, the parent allocated federal income tax expense to the Company using the separate return method. The Company filed a separate state income tax return in 1999.

Effective January 1, 2000, as a result of the formation of Hibernia Investments, L.L.C. and the merger previously described, the Company is taxed as a partnership. Accordingly, the taxable income of the Company is passed through to its sole member and no federal or Louisiana state income tax provision is necessary for the Company.

In 2001 the Company was subject to Texas franchise tax for operations in that state, a portion of which is based on income. The income portion is reported as state income tax expense.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidelines.

### Reclassification

Certain items included in the financial statements for 2000 and 1999 have been reclassified to conform with the 2001 presentation.

## 2. Related Parties

Various administrative expenses are paid by the Bank on the Company's behalf. In 2001, 2000 and 1999, the Bank charged the Company for its share of these expenses (primarily salaries, benefits and occupancy) totaling $10,189,821, $11,241,312 and $8,644,260, respectively.

The Company owns shares in a money market mutual fund, Hibernia Cash Reserve (the Fund). The Bank serves as the investment advisor for the Fund; an unrelated entity serves as the Fund's distributor. The Company recorded dividend income on this investment of $145,452 in 2001, $275,445 in 2000 and $184,970 in 1999.

The balances due to and due from Hibernia National Bank are intercompany balances that settle monthly.

## 3. Services Agreement

The Company has an agreement with Pershing to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers. In connection with its agreement with Pershing to provide these services, the Company made a $100,000 clearing deposit with Pershing and agreed to compensate Pershing on a "per-transaction" basis with a minimum compensation of $25,000 per calendar quarter. The agreement has no stated expiration date.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company has the right of offset against any deposit accounts maintained at the Bank by nonperforming customers. The Company did not incur credit losses on transactions not settled at December 31, 2001, 2000 and 1999.

## 4. Premises, Furniture and Equipment

The following table is a detail of premises, furniture and equipment.

| | December 31 | |
|---|---|---|
| | **2001** | 2000 |
| Buildings | **$ 180,432** | $ 170,562 |
| Leasehold improvements | **116,491** | 94,552 |
| Furniture and equipment | **1,120,146** | 874,804 |
| | **1,417,069** | 1,139,918 |
| Accumulated depreciation | **(793,724)** | (609,943) |
| Total premises, furniture and equipment | **$ 623,345** | $ 529,975 |

## 5. Income Taxes

As a result of the Company's change in status to a Limited Liability Corporation, the Company was taxed as a partnership in 2001 and 2000 and no federal or Louisiana state income tax provision was made. During 2001 the Company recorded state income tax expense related to its Texas operations of $44,668.

During 1999, the Bank transferred to the Company deferred tax assets totaling $93,497 comprised of certain state income tax credits generated from qualified investments made by the Parent. These credits were used to reduce state income taxes due for 1999.

The components of income tax expense for the year ended December 31, 1999 are as follows:

| | |
|---|---|
| Current tax expense: | |
| Federal income tax | $ 1,724,044 |
| State income tax | 186,068 |
| Total current tax expense | 1,910,112 |
| Deferred tax expense: | |
| State income tax | 93,497 |
| Total deferred tax expense | 93,497 |
| Income tax expense | $ 2,003,609 |

### 5. Income Taxes (continued)

The Company made federal income tax payments to the Bank of $2,720,991 during 1999. The Company paid $36,979 and $233,500 in state income taxes during 2001 and 1999, respectively.

### 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000. At December 31, 2001, the Company had net capital of $2,732,027 calculated under the provisions of Rule 15c3-1.

### 7. Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2001, 2000 and 1999, the Company had no such liabilities.

# Supplementary Information
# Required by SEC Rule 17a-5

**Hibernia Investments, L.L.C.**

**Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2001**

| | |
|---|---|
| Net Capital: | |
| Member's equity | $ 3,813,776 |
| Deduction for non-allowable assets: | |
| Commissions receivable from clearing broker and others | (393,321) |
| Premises and equipment | (623,345) |
| Other | (3,244) |
| Net capital before haircuts on securities | 2,793,866 |
| Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1 | (61,839) |
| Net capital under Rule 15c3-1 | $ 2,732,027 |
| | |
| Aggregate indebtedness | $ 402,378 |
| | |
| Excess Net Capital: | |
| Net Capital | $ 2,732,027 |
| Less: Required Net Capital | 250,000 |
| Excess Net Capital | $ 2,482,027 |
| | |
| Excess Capital at 1,000% (Net Capital less 10% of Aggregate Indebtedness) | $ 2,691,789 |
| | |
| Percent of Aggregate Indebtedness to Net Capital | 15% |
| | |
| Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001): | |
| Net capital, as amended in Company's Part II (Unaudited) FOCUS report | $ 2,732,612 |
| Difference due to unearned income on open positions at December 31, 2001 | (585) |
| Net capital per above | $ 2,732,027 |

## Hibernia Investments, L.L.C.

## Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

## Hibernia Investments, L.L.C.

## Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

ERNST & YOUNG

■ Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans
Louisiana 70139-9869

■ Phone: (504) 581-4200
www.ey.com

# Report of Independent Accountants

The Member and Board of Directors
Hibernia Investments, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Hibernia Investments, L.L.C. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002